Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address
(202) 636-5806	ryan.brizek@stblaw.com

VIA E-MAIL

July 28, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Lisa Larkin

Re:	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, Securities Act File No. 333-232584,
Investment Company Act File No. 811-21190
SkyBridge G II Fund, LLC, Securities Act File No. 333-232583, Investment Company Act File No. 811-22561

Ladies and Gentleman:

On behalf of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Multi-Adviser Fund”) and SkyBridge G II Fund, LLC (the “G II Fund,” and, together with the Multi-Adviser Fund, the “Funds”) we hereby transmit for filing the Funds’ responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to Ryan P. Brizek and Patrick T. Quinn of Simpson Thacher & Bartlett LLP, counsel for the Funds, regarding each Fund’s Registration Statement on Form N-2 (the “Registration Statements”) filed with the Commission on June 29, 2020. To assist your review, the Staff’s comments are italicized below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statements.

1.

To the extent known, please discuss in correspondence how the liquidity and creditworthiness of the Investment Funds’ portfolios have changed since early March 2020. Please confirm to the Fund’s knowledge whether any of the underlying collateralized loan obligations (“CLOs”) and related securities have been downgraded or are in default. If there have not been downgrades or defaults, please explain to the Fund’s knowledge if that is attributable to government support, and if so, please describe the Investment Funds’ plans following the expiration of such support.”

Response: Driven by the pandemic, in late March 2020 the trading liquidity of assets held in the Investment Funds’ portfolios deteriorated sharply but, generally, trading liquidity has improved

Securities and Exchange Commission	July 28, 2020

substantially since then (as of July 23, 2020). Over the same time period, the creditworthiness of some of the Investment Funds’ portfolios have somewhat deteriorated to varying degrees based on exposure-type and it is currently unknown to what extent these changes in creditworthiness are temporary or permanent. The Funds are unaware of any specific examples of CLOs and related securities that have been downgraded or defaulted in the Investment Funds’ portfolios. It is unclear if the lack of known downgrades or defaults is directly or indirectly attributable to government support. However, in the Funds’ view, the various government stimulus program have likely been helpful in this regard.

2.

If possible, please update the March 31, 2020 information to June 30, 2020, as applicable, throughout the Registration Statement for disclosure relating to (i) asset coverage, (ii) portfolio liquidity and creditworthiness, (iii) net asset value, (iv) compliance with credit facility asset coverage tests, (v) senior securities, (vi) management fee, (vii) distributions and return of capital and (viii) use of proceeds.

Response: Each Fund has updated the relevant March 31, 2020 information to June 30, 2020 in the Registration Statement to the extent applicable.

3.	Please consider including a COVID-19 risk factor in “Offering Synopsis—Risk Factors” in each Registration Statement.

Response: Each Fund has made the requested change.

4.

In the column “Principal Occupation(s) During Past 5 Years” in “Management of the Company—Independent Directors,” please state the principal business for any company unless the principal business is implicit in its name in accordance with Instruction 3 to Item 18.1 of Form N-2.

Response: Each Fund has made the requested change.

5.

Please confirm that in connection with the recent additions of Brett S. Messing and Molly A. Hall as members of the Board of Directors of each Fund, each Fund is currently in compliance with the requirements of Section 16(a) of the Investment Company Act, which requires at least two-thirds of the directors then holding office to have been elected by the Fund’s shareholders.

Response: Each Fund confirms it is currently in compliance with the requirements of Section 16(a) of the Investment Company Act. Specifically, all of the directors have been elected by each Fund’s shareholders. Most recently, shareholders of each Fund elected Mr. Messing, Ms. Hall and Mr. R. Stephen Hale to serve as directors of the Fund at a special shareholder meeting held on October 15, 2019.

6.

In “Redemptions, Repurchases and Transfers of Shares—Repurchases of Shares,” please clarify that any repurchase of the Fund’s shares will be made at net asset value or indicate in correspondence the location of this language.

Response: Each Fund has made the requested change.

7.	Please confirm the Fund’s compliance with the hyperlinking rules set forth in the FAST Act Modernization and Simplification of Regulation S-K.

Securities and Exchange Commission	July 28, 2020

Response: Each Fund confirms that the Registration Statement’s compliance with the hyperlinking rules set forth in the FAST Act Modernization and Simplification of Regulation S-K.

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Please do not hesitate to call me at (202) 636-5806 or Rajib Chanda at (202) 636-5543 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	A. Marie Noble (Chief Compliance Officer of each Fund)
Christopher Hutt (Vice President of each Fund)
Rajib Chanda, Simpson Thacher & Bartlett LLP

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